File No. 82-5215

㊅ 松井証券

ネットストック

03 FEB 10 AM 7:21

February 6, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003754

SUPPL

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Its Own Shares by the Company in January 2003

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

dlw 2/11

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Executive Director

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In January 2003

(From January 1, 2003 through January 31, 2003)

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Submitted to the Director of the Kanto Local Finance Bureau

On February 6, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of January 31, 2003

	Number of shares	Total amount
Resolution of the general shareholders' meeting (Resolved on June 16, 2002)	1,000,000 Shares	1,400,000,000 Yen
Acquisition during the report month (Date of acquisition)	–	–
Accumulated number of treasury stock acquired as of the end of report month	0 Shares	0 Shares
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	0.00%	0.00%

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 1.1% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of January 31, 2003

	Number of shares
Total shares outstanding	87,611,080 Shares
Treasury stock held by the Company	– Shares
Treasury stock held by the Company for the retirement by the revaluation surplus for land	– Shares

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.